

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

<u>Via E-mail</u>
J.D. Rubin
Vice President, General Counsel and Secretary
Broadwind Energy, Inc.
47 East Chicago Avenue, Suite 332
Naperville, IL 60540

      Re: Broadwind Energy, Inc.
              Registration Statement on Form S-3
              Filed August 5, 2011
              File No. 333-176066

Dear Mr. Rubin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note on page six that you may offer debt securities that are guaranteed by your subsidiaries. However, you have not identified any of your subsidiaries as registrant guarantors or registered the guarantees as a separate security in the registration statement fee table or included the guarantees in the legal opinion. Please advise or revise your disclosure accordingly.

Exhibit Index

2. We note that you have listed the Statement of Eligibility on Form T-1 as Exhibit 25.1 in the Exhibit Index. Please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type "305B2," please confirm this fact and include in the filing related footnote disclosure. See Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Stephanie Kushner (*via E-mail*)
Thomas Ciccone
Robert Rogowski
Broadwind Energy, Inc.

Robert Verigan, Esq. (*via E-mail*)
Andrea Reed, Esq.
Sidley Austin LLP